UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE QUOTES, INC.

(Name of Subject Company)

LIFE QUOTES, INC.

(Name of Person Filing Statement)

Common stock, par value $0.003 per share

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Phillip Perillo

Senior Vice President and Chief Financial Officer

Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

(630)-515-0170

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David J. Kaufman

Duane Morris LLP

190 S. LaSalle Street; Suite 3700

Chicago, IL 60603-3433

(312) 499-6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Schedule 14D-9 originally filed under cover of Schedule 14D-9 on June 10, 2010 and subsequently amended on June 29, 2010, July 12, 2010, July 14, 2010, and August 3, 2010 (the “Schedule 14D-9”) by Life Quotes, an Illinois corporation (“LQ”). All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule 14D, and is supplemented by the information specifically provided herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference into this Amendment.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented by adding the following text thereto:

(1) “On August 13, 2010, LQ announced that LQ Acquisition completed the Offer. The offering period expired at `12:00 midnight, New York City time on August 12, 2010. A total of approximately 4,666,256 Shares were validly tendered in the Offer, representing approximately 68% of the outstanding Shares. Together with the approximately 30% of the Shares already held by LQ Acquisition Inc., LQ Acquisition Inc. now holds a total of approximately 6,774,301 Shares or 98% of the 6,911,791 Shares. LQ Acquisition Inc. has accepted for payment all tendered Shares.

LQ Acquisition, Inc., or one of its affiliates, will promptly acquire the remaining publicly held Shares through a short-form merger under Delaware law with the completion of the merger anticipated to occur on or about August 13, 2010. As a result of the merger, any remaining Shares will be cancelled pursuant to the merger consideration for the same offer price of $4.00 cash paid in the Offer, without interest and less any required withholding taxes (other than Shares for which appraisal rights are validly exercised under Delaware law).”

The press release announcing the results of the Offer is attached hereto as Exhibit (a)(5)(U).

(2) Item 9.	Exhibits.

Exhibit Number	Description

(a)(2)(A)	Letter, dated July 9, 2010, from the Special Committee and the Board to the Company’s stockholders.*

(a)(5)(A)	Schedule 13E-3 and Offer to Purchase, dated June 25, 2010 as amended by the Schedules TO-T/13E-3 filed by LQ Acquisition, Inc. on June 28, 2010, July 12, 2010, and July 14, 2010. (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by LQ Acquisition, Inc. on July 14, 2010).*

(a)(5)(B)	Letter of Transmittal, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(C)	Notice of Guaranteed Delivery, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(E)	Guidelines for Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(F)	LQ Acquisition Inc. press release, dated June 10, 2010 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(H)	Letter to Board of Directors of Life Quotes, Inc. dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(I)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(J)	Presentation of Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(K)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

Exhibit Number	Description

(a)(5)(L)	Life Quotes, Inc. Press Release dated June 18, 2010. *

(a)(5)(M)	Investor Rights Agreement dated March 1, 2004 (incorporated by reference to Exhibit 99.2 of Form 8-K of Life Quotes, Inc., filed on March 5, 2004.) *

(a)(5)(N)	Presentation of Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(3) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(O)	Fairness Opinion provided by Raymond James to the Board of Life Quotes, Inc. dated October 9, 2009 related to the QuinStreet Transaction. (incorporated by reference to Exhibit (c)(4) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(P)	Presentation to Life Quotes, Inc. Board of Directors by Matt Friesl dated April 13, 2009. (incorporated by reference to Exhibit (c)(5) to the Schedule TO filed by LQ Acquisition, Inc. on June 10, 2010). *

(a)(5)(Q)	Complaint of Henry Gelfand, individually and on behalf of all others similarly situated, against Life Quotes, Inc., et al., Civil Action No. 2010CH3662, filed in the Chancery Division of Dupage County, Illinois on June 25, 2010. *

(a)(5)(R)	Raymond James spreadsheet related to Selected Transactions Analysis.*

(a)(5)(S)	LQ Acquisition, Inc. press release, dated July 12, 2010 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO filed by LQ Acquisition, Inc. on July 12, 2010.) *

(a)(5)(T)	Memorandum of Understanding dated August 3, 2010.*

(a)(5)(U)	Press Release by Life Quotes, Inc. dated August 13, 2010.

*	Previously Filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIFE QUOTES, INC.

By:	/s/ PHILLIP PERILLO
Name:	Phillip Perillo
Title:	Senior Vice President and Chief Financial Officer

Dated August 13, 2010